As Filed with the Securities and Exchange Commission on June 23, 2022

1933 Act File No. 333-

1940 Act File No. 811- 03763

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

Registration Statement on

Form S-6

________________________

For Registration Under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A.	Exact Name of Trust: Guggenheim Defined Portfolios, Series 2246
B.	Name of Depositor: Guggenheim Funds Distributors, LLC
C.	Complete Address of Depositor’s Principal Executive Offices:

Guggenheim Funds Distributors, LLC

227 West Monroe Street

Chicago, IL 60606

D.	Name and Complete Address of Agent for Service:
Copies to:
Amy Lee, Esq. Vice President and Secretary Guggenheim Funds Distributors, LLC 227 West Monroe Chicago, IL 60606 (630) 505-3700	Eric F. Fess, Esq. Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485
[_]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.       Title of Securities Being Registered: Units of fractional undivided beneficial interest.

F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated June 23, 2022

Guggenheim Defined Portfolios, Series 2246 (the “Series”)

Blue Chip Dividend Portfolio, Series 9
(the “Blue Chip Dividend Trust”)
Blue Chip Growth Portfolio, Series 35
(the “Blue Chip Growth Trust”)
Blue Chip Value Portfolio, Series 5
(the “Blue Chip Value Trust”)
Dow 50 Growth Portfolio, Series 20
(the “Dow 50 Growth Trust”)
New York Municipal Portfolio of CEFs, Series 39
(the “New York Municipal of CEFs Trust”)

(A Unit Investment Trust)

The above-referenced Series is comprised of Blue Chip Dividend Portfolio, Series 9, Blue Chip Growth Portfolio, Series 35, Blue Chip Value Portfolio, Series 5, Dow 50 Growth Portfolio, Series 20 and New York Municipal Portfolio of CEFs, Series 39 (each, a “trust” and together, the “trusts”).

The attached final prospectuses for the prior series of the trusts are hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectuses will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

For purposes of the Blue Chip Dividend Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 2229 (Registration No. 333-263692) as filed on May 31, 2022, which shall be used as the preliminary prospectus for such Blue Chip Dividend Trust. For purposes of the Blue Chip Growth Trust incorporated herein by reference are portions of the final prospectus for Guggenheim Defined Portfolios, Series 2225 (Registration No. 333-263688) as filed on May 18, 2022, which shall be used as the preliminary prospectus for such Blue Chip Growth Trust. For purposes of the Blue Chip Value Trust incorporated herein by reference are portions of the final prospectus for Guggenheim Defined Portfolios, Series 2193 (Registration No. 333-261914) as filed on February 22, 2022, which shall be used as the preliminary prospectus for such Blue Chip Value Trust. For purposes of the Dow 50 Growth Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 2227 (Registration No. 333-263690) as filed on May 20, 2022, which shall be used as the preliminary prospectus for such Dow 50 Growth Trust. For purposes of the New York Municipal of CEFs Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 2211 (Registration No. 333-262649) as filed on February 17, 2022, which shall be used as the preliminary prospectus for such New York Municipal of CEFs Trust.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

This Registration Statement comprises the following papers and documents.

The Facing Sheet

The Prospectus

The Signatures

Consents of Counsel

Exhibits

The following exhibits:

1.1	Reference Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.2	Opinion of counsel as to Federal and New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.0	Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2201 (File No. 333-262073) filed on January 10, 2022) and Exhibit 6.2 to Amendment No. 1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2177 (File No. 333-260405) filed on December 27, 2021.)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2246 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 23rd day of June, 2022.

Guggenheim Defined Portfolios, Series 2246,
Registrant

By: Guggenheim Funds Distributors, LLC,
Depositor

By:     /s/ Amy Lee

Amy Lee

Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Dina DiLorenzo*	President of Guggenheim Funds Distributors, LLC	) )		June 23, 2022
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) )		June 23, 2022
Julie Jacques*	Treasurer of Guggenheim Funds Distributors, LLC	) ) )		June 23, 2022
Julie Jacques*	Principal Financial Officer of Guggenheim Funds Distributors, LLC (fulfills the role of principal accounting officer)	) ) ) ) )		June 23, 2022
Farhan Sharaff	Chief Investment Officer of Guggenheim Funds Distributors, LLC
/s/ Amy Lee Amy lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			June 23, 2022

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2201 on January 10, 2022 and Exhibit 6.2 to Amendment No. 1 to the Registration Statement of Guggenheim Defined Portfolios, Series 2177 on December 27, 2021.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.3 to the Registration Statement.

Memorandum

Re: Guggenheim Defined Portfolios, Series 2246

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

Chapman and Cutler LLP

Chicago, Illinois

June 23, 2022